Exhibit 99.1

Tritium Announces Location of New US Manufacturing Facility in Tennessee

Tritium’s new manufacturing facility in Lebanon, Tennessee will produce many of the company’s DC fast chargers, including the all-new PKM150 featured here.

Fresh off the Company’s Nasdaq listing, Tritium’s new DC fast charger manufacturing facility is currently expected to include up to six production lines, employ more than 500 people over the next five years and produce more than 10,000 DC fast charger units per year, with the potential to produce approximately 30,000 units per year at peak capacity.

Lebanon, Tenn., February 8, 2022 – In an effort to increase sales, localize production and expand electric vehicle (“EV”) charging infrastructure in the United States, Tritium DCFC Limited (“Tritium” or the “Company”) (Nasdaq: DCFC), a global leader in direct current (“DC”) fast chargers for EVs, has announced plans for expansion of its American footprint with a new manufacturing facility in Lebanon, Tennessee. The location is expected to house up to six production lines for Tritium’s DC fast chargers, including the Company’s award-winning RTM and all-new PKM150 models. The new facility is also anticipated to bring more than 500 jobs to the region over the next five years. All chargers produced at the facility are expected to comply with applicable Buy America Act provisions under Federal Highway Administration (“FHWA”) requirements for domestic sourcing.

The Infrastructure Investment and Jobs Act (“Bipartisan Infrastructure Law”) is expected to provide $7.5 billion of investment for deploying a network of 500,000 EV chargers along highway corridors in the United States. This network is intended to facilitate long-distance travel, as well as shorter distance travel within communities, to provide convenient charging options and encourage the electrification of transportation across the country.

“I welcome Tritium to Tennessee and thank the company for its commitment to create more than 500 new jobs in Wilson County,” said Tennessee Governor Bill Lee. “Our state’s highly-skilled workforce and position as a leader in the EV industry continue to attract companies like Tritium to Tennessee.”

EVENT VIDEO: Tritium CEO Jane Hunter Joins President Biden at White House (livestream: 1:30 p.m. EST at www.whitehouse.gov)

Tritium’s U.S. expansion is part of a global trend bringing convenient and fast EV charging solutions to the masses. Production is expected to start at the Tennessee facility sometime in the third quarter of 2022, and is anticipated to help the Company facilitate distribution of its products throughout the United States, where the Company has recently seen revenue expansion as a proportion of its overall revenue mix, and expand its global impact beyond the more than 3.6 million high-power charging sessions across 41 countries that it has already provided. Based on preliminary revenue figures for the twelve months ended December 31, 2021, the United States and Europe accounted for approximately 43% and 43% of the Company’s revenue, compared to approximately 23% and 68%, respectively, for the twelve months ended June 30, 2021. The Company expects to announce expansion of its European manufacturing capacity, through expansion of existing facilities or establishment of new facilities, in 2023.

“Tritium’s investment in a U.S.-based, cutting-edge facility for manufacturing is part of our strong push toward global growth in support of the e-mobility industry,” said Tritium CEO Jane Hunter. “We are thrilled to work with the U.S. Federal government and the State of Tennessee on this initiative. With the help of the hard-working residents of Tennessee, we expect to double or even triple our charger production capacity to further our product distribution throughout the United States.”

Last month, Tritium announced it had completed its previously announced business combination with Decarbonization Plus Acquisition Corporation II. Tritium’s ordinary shares and warrants commenced trading on the Nasdaq on January 14, 2022, under the ticker symbols “DCFC” and “DCFCW,” respectively.

About the Tennessee Department of Economic and Community Development

The Tennessee Department of Economic and Community Development’s mission is to develop strategies that help make Tennessee the No. 1 location in the Southeast for high quality jobs. To grow and strengthen Tennessee, the department seeks to attract new corporate investment to the state and works with Tennessee companies to facilitate expansion and economic growth. For more information, visit tnecd.com.

About Tritium

Founded in 2001, Tritium (Nasdaq: DCFC; DCFCW) designs and manufactures proprietary hardware and software to create advanced and reliable DC fast chargers for electric vehicles. Tritium’s compact and robust chargers are designed to look great on Main Street and thrive in harsh conditions, through technology engineered to be easy to install, own, and use. Tritium is focused on continuous innovation in support of our customers around the world.

For more information, visit tritiumcharging.com

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1996. The Company’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “target,” “continue,” “aim” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s expectations, hopes, beliefs, intentions or strategies for the future. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. In particular, statements about peak production capacity are subject to risks including, but not limited to, supply chain shortages or disruptions, worker shortages and the ability of the Company to maximize quality control and minimize inefficiencies in the production process. There is no guarantee the Company will achieve peak production capacity. You should carefully consider the risks and uncertainties described in the documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside the Company’s control and are difficult to predict. The Company cautions not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. The Company does not undertake or accept any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

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Tritium Media Contact

Jack Ulrich

media@tritium.com.au

Tritium Investor Contact

Caldwell Bailey

ICR, Inc.

TritiumIR@icrinc.com

TNECD Media Contact

Lindsey Tipton

Public Information Officer

(615) 339-6608

Lindsey.Tipton@tn.gov